UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2014
of
SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is
DUKE ENERGY CORPORATION, 550 South Tryon Street,
Charlotte, North Carolina 28202-1803

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION
NOTE: All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation
Charlotte, North Carolina
We have audited the accompanying Statements of Net Assets Available for Benefits of the Savings Plan for Employees of Florida Progress Corporation (the Plan) as of December 31, 2014 and 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 22, 2015

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

(IN THOUSANDS)
	2014	2013
Assets
Investments, at fair value
Participant-directed investments	$—	$361,299
Receivables
Notes receivable from participants	—	14,898
Net assets, at fair value	—	376,197
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(2,749)

Net assets available for benefits	$—	$373,448

See Notes to Financial Statements

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

(IN THOUSANDS)

Additions to net income attributed to:

Investment income
Net appreciation in fair value of investments	$19,896
Interest and dividends	12,429
Total investment income	32,325

Interest income on notes receivable from participants	592

Contributions
Participants'	12,844
Employer's	6,372

Total contributions	19,216

Total additions	52,133

Deductions from net assets attributed to:
Benefits paid to participants	(40,538)
Administrative fees	(74)

Total deductions	(40,612)

Net increase prior to transfer	11,521

Transfer to Duke Energy Retirement Savings Plan	(384,969)

Net decrease	(373,448)

Net assets available for benefits, beginning of year	373,448

Net assets available for benefits, end of year	$—

See Notes to Financial Statements

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Notes to Financial Statements
December 31, 2014 and 2013

1. Description of the Plan
The following description of the Savings Plan for Employees of Florida Progress Corporation (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
Plan Merger
Effective at the close of business on December 31, 2014, the Plan was merged into the Duke Energy Retirement Savings Plan. Plan assets totaling approximately $385 million were transferred to the Duke Energy Retirement Savings Plan on December 31, 2014. Employees participating in the Plan automatically became participants in the Duke Energy Retirement Savings Plan and are entitled to receive their vested account balances immediately after the merger that are equal to their vested account balances under the Plan immediately prior to the effective date of the merger.
Participation and Purpose
The Plan was a qualified defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Individuals classified as bargaining unit employees of Florida Power Corporation k/n/a Duke Energy Florida, Inc. (the Company), a wholly owned subsidiary of Florida Progress Corporation (Florida Progress), were eligible to participate in the Plan on their first day of employment. Florida Progress is a wholly owned subsidiary of Progress Energy, Inc. (Progress Energy). Effective July 2, 2012, Progress Energy became a wholly owned subsidiary of Duke Energy Corporation (Duke Energy). The Plan was administered by the Duke Energy Benefits Committee (the Plan Administrator). Vanguard Fiduciary Trust Company (VFTC) served as the trustee and record keeper for the Plan.
The purpose of the Plan was to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, employer matching contributions, and investment among certain investment funds, one of which provided indirect ownership in Duke Energy common stock. Participants were immediately eligible to make contributions (Roth, before-tax and/or after-tax basis) and to receive matching employer contributions on employee contributions (see Contributions). If employees wished to participate in the Plan, they must have elected to do so and must have specified their level of savings and how their savings should have been allocated among the Plan’s investment options.
Contributions
Participants were allowed to contribute up to 50 percent of their annual base pay as defined in the amended Plan (subject to Internal Revenue Code of 1986, as amended (IRC) limitations). Participants could elect to have these contributions deducted on a Roth, before-tax and/or after-tax basis. A participant's total Roth and before-tax contributions were limited by the IRC to $17,500 for 2014 and 2013. For 2014 and 2013, the IRC allowed participants age 50 or older to contribute up to an additional $5,500 over and above the IRC Roth and before-tax limits.
The Company’s matching contributions made to the Plan were 100 percent of the first 6 percent of each participant’s Roth, before-tax and/or after-tax contributions during each pay period.
Participant Accounts
Individual accounts were maintained for each Plan participant. Each participant’s account was credited with the participant’s contributions, the Company’s matching contributions and investment earnings and was charged with withdrawals, investment losses and an allocation of administrative expenses. The benefit to which a participant was entitled was the participant’s vested account balance net of any outstanding loan balance.
Investments
Participants directed the investment of their contributions into various investment options offered by the Plan. The Plan offered 20 mutual funds (including target date funds), one common collective trust fund, and the Duke Energy Common Stock Fund as investment options for participants. Company matching contributions were made based on the participant’s investment elections.
Vesting
Participants generally were 100 percent vested in the contributions they made to the Plan, the investment earnings on such contributions, the Company matching contributions and the investment earnings on the Company matching contributions.
Participant Loans
Actively employed Plan participants with available account balances were allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The amount of any loan could not be less than $500 nor exceed the lesser of $50,000 or one-half of the participant’s vested Plan account balance. The loans were secured by 50% of the balance in the participant’s account and bore interest at rates commensurate with local prevailing rates at the time funds were borrowed as determined quarterly by the Plan Administrator. Principal and interest were generally paid through payroll deductions.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Notes to Financial Statements
December 31, 2014 and 2013

Payment of Benefits
Upon separation of service due to termination, disability or retirement, participants may have left their account balance within the Plan if their vested balance was greater than $1,000, elected to receive a lump-sum amount equal to the value of their account balance, elected to roll over a full account distribution, or selected from a menu of installment payment options. Temporary employees may have elected to defer a cash-out distribution of their accounts for a maximum of 12 months from the date of termination. If a participant’s termination of employment was due to death and the vested account balance is $5,000 or less, a lump sum payment was made to the participant’s beneficiary as soon as administratively practicable.
Active participants were also eligible to apply for withdrawals, including: (i) hardship withdrawals from their before-tax account in accordance with Plan provisions; (ii) withdrawals from their rollover (excluding Roth rollover) and after-tax accounts at any time in accordance with Plan provisions; and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.
Forfeited Accounts
Forfeited matching contributions may have been used by the Plan to pay Plan expenses or to reduce future matching contributions otherwise required from the Company. As of December 31, 2014, there was no forfeited matching contribution balance due to the Plan merger into the Duke Energy Retirement Savings Plan (see Plan Merger). As of December 31, 2013, the forfeited matching contributions balance totaled $188,896. The Vanguard Prime Money Market Fund held the forfeited funds. During the year ended December 31, 2014, reinvested earnings of $72,185 were used to offset Company matching contributions.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments were stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds were valued at quoted market prices, which represented the net asset value of shares held by the Plan. Common collective trust funds with underlying investments in investment contracts were valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.
The Statements of Net Assets Available for Benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.
The Vanguard Retirement Savings Trust V Fund (the Fund) was a common collective trust fund that invested solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust were primarily in a pool of investment contracts that were issued by insurance companies and commercial banks and in contracts that were backed by high-quality bonds, bond trusts and bond mutual funds. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Fund imposed certain restrictions on the Plan, and the Fund itself could have been subject to circumstances that impact its ability to transact at contract value. Plan management had no knowledge or intent that there would be the occurrence of events that would cause the Fund to transact at less than contract value. The adjustment from fair value to contract value related to the Fund is reflected in the financial statements.

The yield earned by the contract for the years ended December 31, 2014 and 2013 was 2.30% and 1.98%, respectively. This represents the annualized earnings of all investments in the contract, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the contract.
The yield earned by the contract with an adjustment to reflect the actual interest rate credited to participants in the contract for the years ended December 31, 2014 and 2013 was 1.89% and 1.56%, respectively. This represents the annualized earnings credited to participants in the contract divided by the fair value of all investments in the contract.
The Duke Energy Common Stock Fund was comprised of shares of Duke Energy common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis.  Duke Energy common stock was valued at its closing market price reported on the New York Stock Exchange.
Purchases and sales of investments were recorded on a trade-date basis. Interest income was accrued when earned. Dividend income was recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds and the common collective trust fund were deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Capital gain distributions are included in dividend income. When Duke Energy common stock was distributed to participants in settlement of their accounts, distributions were recorded at the value of shares distributed.
Notes Receivable From Participants
Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans were recorded as distributions in accordance with Plan provisions.
Administrative Expenses
Administrative expenses of the Plan were paid by the Company or the Plan in accordance with Plan provisions.
Payment of Benefits
Benefit payments to participants were recorded upon distribution.
3. Fair Value Measurements
US GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurements require the use of market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.
US GAAP also establishes a fair value hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reporting date. The three levels are defined as follows:
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.
Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.
Level 3 inputs: Unobservable inputs for the asset or liability. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.
At December 31, 2014, there were no Plan investments (see Note 1, Plan Merger).

At December 31, 2013, the Plan’s investments classified within the fair value hierarchy were as follows (in thousands):

	2013
	Total Fair Value	Level 1	Level 2	Level 3
Description

Duke Energy Common Stock Fund:
Progress Energy common stock	$56,333	$56,333	$—	$—
Cash/cash equivalents	1,873	1,873	—	—
Mutual funds
Domestic stock funds	118,752	118,752	—	—
International stock funds	11,384	11,384	—	—
Income funds	5,185	5,185	—	—
Bond funds	12,371	12,371	—	—
Target date funds*	53,817	53,817	—	—
Money market fund	189	189
Common collective trust funds	101,395	—	101,395	—

Total investments at fair value	$361,299	$259,904	$101,395	$—
* A target date fund gradually adjusts its asset allocation to be more conservative as the investment option approaches and moves beyond its target retirement dates. Generally, these investment options with later target retirement dates have a greater equity exposure and more risk than those with earlier target retirement dates.
4. Investments
The following table summarizes the fair value of Plan investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 (in thousands):

		2014 **	2013
	William Blair Mid Cap Growth Fund	$—	$32,304
*	Vanguard 500 Index Fund	—	48,225
*	Vanguard Retirement Savings Trust V Fund	—	103,875
*	Duke Energy Common Stock Fund	—	58,206
* Denotes a party-in-interest
** There were no Plan investments at December 31, 2014 (see Note 1, Plan Merger).
For the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

Duke Energy Common Stock Fund	$11,461
Mutual funds
Domestic stock funds	6,152
International stock funds	(818)
Income funds	205
Bond funds	359
Target date funds	2,537

Net appreciation in fair value of investments	$19,896

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
Notes to Financial Statements
December 31, 2014 and 2013

5. Exempt Party-in-Interest Transactions
An affiliate of VFTC managed certain Plan investments. VFTC was the trustee of the Plan and, therefore, these transactions qualified as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. As of December 31, 2014, the Plan held no shares of common stock of Duke Energy (see Note 1, Plan Merger). As of December 31, 2013, the Plan held 819,488 shares of common stock of Duke Energy, with a cost basis of $44.4 million. Transactions in the Duke Energy Common Stock Fund qualified as exempt party-in-interest transactions.
6. Federal Income Tax Status
The Plan obtained its latest determination letter on February 10, 2015, in which the Internal Revenue Service (IRS) stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the IRC. The Plan Administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that “more-likely-than-not” would not be upheld under regulatory review by the IRS. The Plan is not currently under audit by any taxing jurisdictions. The Plan did not have any uncertain tax positions at December 31, 2014 or 2013 that require disclosure or accrual. Plan management believes it is no longer subject to income tax examination for years prior to 2011.

7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the Plan financial statements to Form 5500 as of December 31, 2014 and 2013 (in thousands):

	December 31,

	2014	2013
Net assets available for benefits per the financial statements	$—	$373,448
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	2,749
Net assets per Form 5500	$—	$376,197
The following is a reconciliation of the Plan’s change in net assets available for benefits per the Plan financial statements to Form 5500 for the year ended December 31, 2014 (in thousands):

Increase in net assets available for benefits prior to transfers per financial statements	$11,521
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,749)
Net income per Form 5500	$8,772

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Savings Plan for Employees of Florida Progress Corporation

Date: June 22, 2015	By:	/s/ Thomas Silinski
Thomas Silinski
Vice President, Home Resource Operations